                                                                        www.umc.com

Exhibit

Exhibit            Description

99                    Announcement on 2018/12/18: Supplementary announcement for the acquisition of the common shares of Mie Fujitsu Semiconductor Limited

Exhibit 99

Supplementary announcement for the acquisition of the common shares of Mie Fujitsu Semiconductor Limited

1. Date of occurrence of the event: 2018/12/18

2. Date of the original public announcement and reporting: 2018/06/29

3. Summary of the content originally publicly announced and reported:

The Company's Board of Directors approved to purchase the common shares of Mie Fujitsu Semiconductor Limited on 2018/06/29 and the transaction will be executed according to the agreement.

4. Reason for, and major content of, the change:

The outward equity transaction was approved by the R.O.C. Government on 2018/09/26. However, the transaction has been partially delayed pending approval from certain relevant government authorities.

As a result, the scheduled transaction date (2019/01/01) will be pushed to the next available date(s) (2019/04/01, 2019/07/01, or 2019/10/01).

If the transaction cannot be completed by 2019/10/01, the option to acquire the remaining shares of the target company’s equity from the counter party will expire on the mentioned date.

5. Effect on the Company's finances and business after the change: No material effect

6. Any other matters that need to be specified:

Once the transaction date and final purchase price are decided, the Company will announce the related information.